OSCAR Brands, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

OSCAR Brands, Inc.
As of December 31, 2024

	DEC 31, 2024	DEC 31, 2023
Assets		
Current Assets		
Cash and Cash Equivalents		
Mercury - Checking (Legacy)	58.90	58.90
Mercury - Savings	94.54	10,419.50
SVB Operating - 6250	25.00	25.00
Total Cash and Cash Equivalents	**178.44**	**10,503.40**
Investment - Wefunder SAFE holders	(55,400.00)	(55,400.00)
Total Current Assets	**(55,221.56)**	**(44,896.60)**
Total Assets	**(55,221.56)**	**(44,896.60)**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	1,000.00	1,325.00
IO Mastercard	1,794.92	1,794.92
Loan from Dirk Spiers	25,000.00	25,000.00
Mercury - Checking	5,991.98	5,974.44
Suspense	117.80	117.80
Total Current Liabilities	**33,904.70**	**34,212.16**
Long Term Liabilities		
Due to/from Oscar Razor AU	(129,680.00)	(125,180.00)
Total Long Term Liabilities	**(129,680.00)**	**(125,180.00)**
Total Liabilities	**(95,775.30)**	**(90,967.84)**
Equity		
Common Stock	100,080.00	100,080.00
Current Year Earnings	(5,517.50)	(24,544.69)
Retained Earnings	(54,008.76)	(29,464.07)
Total Equity	**40,553.74**	**46,071.24**
Total Liabilities and Equity	**(55,221.56)**	**(44,896.60)**

Income Statement (Profit and Loss)

OSCAR Brands, Inc.
For the year ended December 31, 2024

	2024	2023
Income		
Interest Income	0.04	80.69
Total Income	**0.04**	**80.69**
Gross Profit	**0.04**	**80.69**
Operating Expenses		
Advertising	99.00	3,594.00
Bank Service Charges	-	(147.72)
Consulting & Accounting	1.00	3,350.00
Dues & Subscriptions	1,229.10	1,154.20
Entertainment	256.37	1,303.76
Fee & Registration	274.00	932.00
Legal Expenses	-	3,477.10
Office Expenses	1,208.53	-
Postage & Delivery	-	71.60
Printing & Stationery	-	71.60
Product Development	61.95	100.00
Travel	2,387.59	10,718.84
Total Operating Expenses	**5,517.54**	**24,625.38**
Operating Income	**(5,517.50)**	**(24,544.69)**
Net Income	**(5,517.50)**	**(24,544.69)**

Cash Summary

OSCAR Brands, Inc.
For the year ended December 31, 2024

	2024	2023	VARIANCE	
Income				
Interest Income	0.04	80.69	-99.95%	↓
Total Income	**0.04**	**80.69**	**-99.95%**	
Less Expenses				
Advertising	99.00	3,594.00	-97.25%	↓
Bank Service Charges	-	(147.72)	100.00%	↑
Consulting & Accounting	1.00	3,350.00	-99.97%	↓
Dues & Subscriptions	1,229.10	1,154.20	6.49%	↑
Entertainment	256.37	1,303.76	-80.34%	↓
Fee & Registration	599.00	607.00	-1.32%	↓
Legal Expenses	-	3,477.10	-100.00%	↓
Office Expenses	1,208.53	-	-	▬
Postage & Delivery	-	71.60	-100.00%	↓
Printing & Stationery	-	71.60	-100.00%	↓
Product Development	61.95	100.00	-38.05%	↓
Travel	2,387.59	10,718.84	-77.73%	↓
Total Expenses	**5,842.54**	**24,300.38**	**-75.96%**	
Surplus (Deficit)	**(5,842.50)**	**(24,219.69)**	**75.88%**	
Plus Other Cash Activity				
Due to/from Oscar Razor AU	(4,500.00)	(73,150.00)	93.85%	↑
Total Other Cash Activity	**(4,500.00)**	**(73,150.00)**	**93.85%**	
Plus Changes in Equity				
Common Stock	-	100,000.00	-100.00%	↓
Total Changes in Equity	**-**	**100,000.00**	**-100.00%**	
Net Cash Flows	**(10,342.50)**	**2,630.31**	**-493.20%**	
Summary				
Opening Balance	2,734.04	103.73	2,535.73%	
Plus Net Cash Flows	(10,342.50)	2,630.31	-493.20%	↓

	2024	2023	VARIANCE
Closing Balance	(7,608.46)	2,734.04	-378.29%
Net change in cash for period	**(10,342.50)**	**2,630.31**	**-493.20%**


OSCAR Brands, Inc.
Statement of Changes in Equity


Accounts	2024 Amount ($)	2023 Amount ($)
Common Stock	100,080.00	100,080.00
Net Income (Loss)	(5,517.50)	(24,544.69)
Retained Earnings	(54,008.76)	(29,464.07)
Total Equity	**40,553.74**	**46,071.24**


Unaudited


OSCAR Brands, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

OSCAR Brands, Inc. (the "Company") is a corporation organized on November 15, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.